                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
                    [_] Form 10-Q  [_] Form N-SAR

     For Period Ended:       April 30, 1998
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:
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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

        PHP Healthcare Corporation
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Full Name of Registrant


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Former Name if Applicable

11440 Commerce Park Drive
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Address of Principal Executive Office (Street and Number)

Reston, Virginia 22091
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ X /  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ X /  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                            See Attached

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/84)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Anthony M. Picini                         703              758-3600
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                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                SEE ATTACHMENT
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                          PHP Healthcare Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  July 30, 1998                     By  /s/ Anthony M. Picini
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                                            Anthony M. Picini
                                            Executive Vice President and
                                            Chief Financial Oficer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T Section 232.201 or Section 232.201 of this Chapter or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13 (b)) of this chapter).

                          PHP Healthcare Corporation
                        Form 12b-25 Filed July 30, 1998
                      Notice of Late Filing of Form 10-K
                          for the year April 30, 1998

PART III -- NARRATIVE

        The Form 10-K could not be filed within the prescribed time period without unreasonable effort or expense because the management and accounting personnel responsible for the preparation of the report were involved in responding to certain comments of the Securities and Exchange Commission on the Company's S-3 registration statement and other periodic reports incorporated therein and in obtaining the effectiveness of the Company's S-3 Registration Statement.

PART IV -- OTHER INFORMATION

        The Company announced on July 27, 1998 that it expects to record a pre-tax charge of up to $15 million for the year ended April 30, 1998 from certain discontinued operations. At the present time, until the Company and its auditors complete the audit process, the Company is unable to make a reasonable estimate of the results of operations to be reflected in the financial statements to be included in the Form 10-K.